SILVER LEAF PARTNERS, LLC
Statement of Financial Condition
December 31, 2022
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65902

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silver Leaf Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, Floor 15

(No. and Street)

NewYork	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Betty Tao	212-751 4422	BTao@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, middle name)

1999 Avenue of the Stars #1100	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Fyzul Khan</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Silver Leaf</u> <u>Partners, LLC</u>, as of <u>December 31, 2022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20<u>25</u>




Notary Public

Signature:

MFKlie

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SILVER LEAF PARTNERS, LLC
Contents



DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Silver Leaf Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 28, 2023

Silver Leaf Partners, LLC
Statement of Financial Condition
As of December 31, 2022

Cash	$	369,799
Accounts receivable, net (see Note 3)		174,833
Prepaid and other assets		29,178
TOTAL ASSETS	$	573,810

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	52,455
Note/loan payable		120,000
TOTAL LIABILITIES		172,455
Member's Equity:		
Member's equity		401,355
MEMBER'S EQUITY		401,355
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	573,810

The accompanying notes are an integral part of this statement of financial condition.

Silver Leaf Partners, LLC
Notes to the Statement of Financial Condition
As of December 31, 2022

1. **Organization**

   Silver Leaf Partners, LLC (the "Company"), a New York Limited Liability Company, is a registered broker- dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA),and the Securities Investor Protection Corporation (SIPC). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003.   The effective date of the Company's registration as a broker-dealer was September 23, 2003. The Company is engaged in private placements and marketing services. The Company earns third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds.

2. **Summary of Significant Accounting Policies**

   Accounting Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations of Credit Risk
   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

   Accounts Receivable
   Accounts receivable are comprised of receivables for fees and reported net of an allowance for credit losses. The Company evaluates collectability of its accounts receivable and determines if an allowance for credit losses is necessary based on historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2022, the Company has not established an allowance for doubtful accounts as they believe all receivables are collectable for the period.

   Revenue Recognition
   Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur. The Company receives third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company records third party marketing revenue when earned and reasonably estimable, net of the amount owed to the third party marketer.

   The Company's principal source of revenue is derived from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company believes that its performance obligation is satisfied at the point in time when capital is placed with the hedge funds, private equity and other alternative funds.   The Company records third party marketing revenue at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, refer to note 3.

2. Summary of Significant Accounting Policies (continued)

Revolving Loan
The Company initiated a Revolving Demand Note (the "Loan") of $120,000 with TD Bank dated June 1, 2021. The money was put into the Company's TD checking account on September 13, 2021. The initial applicable interest rate is 3.99%, and interest rate increased to 4.73% in September 2022.

Lease
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2022 no agreements or arrangements existed that would be classified as an operating lease under the adopted guidance.

Securities Owned
The Company at times receives securities as part of compensation on certain engagements. The Company disposed of its non-marketable securities to the Member. As of December 31, 2022, the Company did not have any security positions.

Income Taxes
The Company is organized as a single member limited liability company and is a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the Member. However, New York City imposes an unincorporated business tax ("UBT") on unincorporated businesses operating in New York City. The Company approximately owed UBT taxes $25,655 in 2022 included in Statement of Income.

Simple IRA Plan
The Company sponsors a Simple IRA plan for its employees, which allows for pre-tax contributions to be made by both the employees and the Company. The plan is designed to provide retirement benefits for eligible employees and is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

The Company maintains a Simple IRA plan. The Company selected E*Trade Securities LLC to service its Simple IRA plan. For year 2022, no contributions were made to the Simple IRA plan.

Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Silver Leaf Partners, LLC
Notes to the Statement of Financial Condition
December 31, 2022

3. **Accounts Receivable**

   The details of Third party marketing accounts receivable is as follows:

   Accounts Receivable

Third-party marketing receivables	$	1,236,169
Commission payable		(1,090,517)
Net third-party markerting receivables		145,652
Other receivables		29,181
Accounts receivable, net	$	174,833

4. **Property and Equipment**

   No new property and equipment was purchased in 2022. All fixed assets are fully depreciated.

5. **Commitments and Contingencies**

   The Company has a Commission Sharing Agreement with Gar Wood Securities. LLC (Gar Wood"). The agreement provides that Gar Wood and Company are authorized to share commission and fee in connection with securities transactions for certain Customers referred by Company.

   The Company is subject to dispute actions from time to time in the ordinary course of business, including FINRA proceeding regarding supervisory actions. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

   The Company had rolled over its lease with PBC 200 Park Avenue LLC with a monthly fee of $102 after June 2021 which was terminated in July 2022. The Company has signed a new virtual space agreement with Emerge 212 dated September 1, 2022 for twelve months, the money fee is $125.

   The Company also has a security deposit of $99 relating to the terminated lease and the service office agreement with PBC 200 Park Avenue LLC.

6. **Regulatory Requirements**

   The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $197,344 and net capital requirements of $90,865 resulting in excess net capital of $106,479. At December 31, 2022, the ratio of aggregate indebtedness to net capital was 6.91 to 1.

7. **Subsequent Events**

The company had evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events or transactions which took place that would have a material impact on its financial statement. On January 30, 2023, the Company self reported a net capital violation which was remedied and the Company is currently in compliance.